ATS-N/UA: Part I: Identifying Information

2. Full name of registered broker-dealer of the NMS Stock ATS ("Broker-Dealer Operator") as stated on Form BD:	TMX Alpha US, LLC ~~TSX ALPHA U.S., INC.~~

ATS-N/UA: Part II: Activities of the Broker-Dealer Operator and its Affiliates

Item 5: Other Products and Services

a. Does the Broker-Dealer Operator offer Subscribers any products or services for the purpose of effecting transactions or submitting, disseminating, or displaying orders and trading interest in the NMS Stock ATS (e.g., algorithmic trading products that send orders to the ATS, order management or order execution systems, data feeds regarding orders and trading interest in, or executions occurring on, the ATS)?	●Yes ☐No
If yes, identify the products or services offered, provide a summary of the terms and conditions for use, and list here the applicable Item number in Part III of this form where the use of the product or service is explained. If there is no applicable Item in Part III, explain the use of the product or service with the ATS here.	AlphaX Hub TMX Alpha US, LLC ~~TSX Alpha U.S., Inc.~~ offers an optional interface through the internet called AlphaX Hub to its Participants. In this regard, AlphaX US considers the term "Participant" to be synonymous with "Subscriber". Participants, through their authorized users, may use AlphaX Hub to request Participant Parameters ("PP") (i.e., counterparty selection and minimum execution quantity, as described in Part II, Item 7.a). Within the AlphaX Hub, Participants can also choose the length of time they want PP to apply to their orders. Although authorized users of a Participant may use the AlphaX Hub to modify and/or request PP during the trading day, requested modifications will not take effect until at least the next trading day. Authorized users of the Participant will choose a date for PP updates to be implemented any time on or after the next trading day. If a Participant chooses to use the AlphaX Hub, each authorized user of the Participant will receive password-protected access giving the authorized user access to the

	Participant's information. Once PP are selected, the PP are identified through a tag sent via Financial Information eXchange ("FIX") 4.2 or Binary ("BIN") protocol. There is no fee associated with utilizing the AlphaX Hub, and there is no trading data or other information sent from the AlphaX Hub to a Participant's authorized users. The authorized users of a Participant will receive an email confirmation from AlphaX US when a request has been received via the AlphaX Hub. AlphaX Hub contains no Confidential Trading Information, but is nevertheless supported by the Intercompany Services Agreement TMX Alpha US, LLC TSX Alpha U.S., Inc. has in place with TSX Inc. and a Software License Agreement with Montreal Exchange, Inc., both of which contain confidentiality provisions as described in Part II, Item 6. All Shared Employees (as defined in Part II, Item 6.a) with access to information in, or transmitted through, the AlphaX Hub are bound to the confidentiality provisions set out below in Part II, Item 7, a. If a Participant would like to set up PP, but does not wish to access AlphaX Hub, AlphaX US can set and/or modify PP at the request of an authorized user of the Participant. The authorized users of a Participant will receive an email confirmation when a direct request has been received by the AlphaX US team. AlphaX US will never set PP on behalf of a Participant unless an authorized user of the Participant has requested the PP through the AlphaX Hub, or directly through the AlphaX US team.
Item 6: Activities of Service Providers	
a. Does any employee of the Broker-Dealer Operator or its Affiliate that services both the operations of the NMS Stock ATS and any other business unit or any Affiliate of the Broker-Dealer Operator ("shared employee") have access to confidential trading information on the NMS Stock ATS?	●Yes ☐No
If yes, identify the business unit, Affiliate, or both that the shared employee services, and provide a summary of the role and responsibilities of the shared employee at the	TMX Group Limited is the ultimate parent company of TMX Alpha US, LLC TSX Alpha U.S., Inc. TMX Group Limited operates the premier stock exchanges in Canada, including the Toronto Stock Exchange and Montreal Exchange. TMX Alpha US, LLC TSX Alpha U.S., Inc. has a Managing Director and Chief Compliance Officer ("CCO") who are also both employees of TSX, Inc., which is a subsidiary of TMX Group

| ATS and the business unit, Affiliate, or both that the shared employee services. | Limited. The Managing Director's roles at both TMX Group Limited and TMX Alpha US, LLC~~TSX Alpha U.S., Inc.~~ focus on market structure analysis and product design. The CCO's role at TMX Group Limited is focused on legal and regulatory compliance in regards to the Canadian stock exchanges. The CCO's responsibilities with TMX Alpha US, LLC~~TSX Alpha U.S., Inc.~~ entail ensuring the ATS's adherence to regulatory requirements, mitigating compliance risks, and overseeing compliance programs. Additionally, TMX Alpha US, LLC~~TSX Alpha U.S., Inc.~~'s Chief Financial Officer ("CFO") and Financial Operations Principal ("FinOP") is the CFO of VettaFi LLC, an affiliate of TMX Alpha US, LLC~~TSX Alpha U.S., Inc~~. As CFO, she is responsible for providing leadership to TMX Alpha US, LLC~~TSX Alpha U.S., Inc.~~ and VettaFi LLC, as well as overseeing their financial operations. TMX Alpha US, LLC~~TSX Alpha U.S., Inc.~~'s aforementioned Managing Director, CCO, and CFO each have access to Confidential Trading Information (as that term is defined in Part II, Item 7.a, and discussed further in Part II, Item 7.d).

TSX US Inc., TSX Inc., VettaFi LLC, and Montreal Exchange, Inc., are affiliates of TMX Alpha US, LLC~~TSX Alpha U.S., Inc~~. (collectively, the "Affiliates"). TMX Alpha US, LLC~~TSX Alpha U.S., Inc.~~ has entered into Intercompany Services Agreements with TSX US Inc., TSX Inc., and VettaFi LLC, whereby certain employees of these Affiliates (collectively, "Shared Employees") provide services to TMX Alpha US, LLC~~TSX Alpha U.S., Inc~~. TMX Alpha US, LLC~~TSX Alpha U.S., Inc.~~ has also entered into a Software License Agreement with Montreal Exchange, Inc., in which TMX Alpha US, LLC~~TSX Alpha U.S., Inc.~~ licenses the trading technology software utilized by AlphaX US.

The services provided to TMX Alpha US, LLC~~TSX Alpha U.S., Inc.~~ by TSX US Inc. involve use of certain Shared Employees, and contribution to their salaries. The Shared Employees provided by TSX US Inc. to TMX Alpha US, LLC~~TSX Alpha U.S., Inc.~~ dedicate 100% of their time to TMX Alpha US, LLC~~TSX Alpha U.S. Inc~~. The services provided by Shared Employees of TSX Inc. include human resources, finance, internal audit, legal, compliance, facilities, corporate communications, governance information technology, enterprise risk management, integrated operations, and project-based assistance. The services provided by VettaFi, LLC involve providing accounting and finance support services and services of TTMX Alpha US, LLC~~SX Alpha U.S., Inc.~~'s FinOP. The services provided by Shared Employees of Montreal Exchange, Inc. include licensing to TMX Alpha US, LLC~~TSX Alpha U.S., Inc.~~ the trading technology software utilized by AlphaX US. Please refer to Part II, Item 7.d for |

	additional information regarding the roles and responsibilities of Shared Employees. As a result of the Affiliate agreements, some of the Shared Employees will have access to Confidential Trading Information on AlphaX US. However, such Shared Employees only have access to the Confidential Trading Information created or maintained by AlphaX US necessary for them to provide services to TMX Alpha US, LLC~~TSX Alpha U.S., Inc~~. In such instances, the Shared Employees operate strictly in accordance with the services provided by their applicable agreements with TMX Alpha US, LLC~~TSX Alpha U.S., Inc.~~, and otherwise in accordance with applicable regulatory considerations. Other than in connection with the provision of services under each applicable Intercompany Services Agreement or the Software Licensing Agreement, no Affiliate of TMX Alpha US, LLC~~TSX Alpha U.S., Inc.~~, and no systems operated by Affiliates of TMX Alpha US, LLC ~~TSX Alpha U.S., Inc.~~ that are not for the benefit of TMX Alpha US, LLC~~TSX Alpha U.S., Inc.~~, have direct or indirect access to AlphaX US or the Confidential Trading Information available therein.
b. Does any entity, other than the Broker-Dealer Operator, support the services or functionalities of the NMS Stock ATS ("service provider") that are required to be explained in Part III of this form?	●Yes ☐No
If yes, both identify the service provider and provide a summary of the role and responsibilities of the service provider in response to the applicable Item number in Part III of this form, as required. List the applicable Item number here. If there are services or functionalities that are not applicable to Part III, identify the service provider, the services and functionalities, and also provide a summary of the role and responsibilities of the service provider here.	As noted in Part II, Item 6.a, TMX Alpha US, LLC~~TSX Alpha U.S., Inc.~~ has entered into agreements with certain of its Affiliates. Specifically, TMX Alpha US, LLC~~TSX Alpha U.S., Inc.~~ has entered into Intercompany Services Agreements with TSX US Inc., TSX Inc., and VettaFi LLC to access various services from Shared Employees. As described further in Part III, Item 7.a., the technology support for AlphaX US's matching engine is provided pursuant to the Intercompany Services Agreement between TMX Alpha US, LLC~~TSX Alpha U.S., Inc.~~ and TSX Inc. TMX Alpha US, LLC~~TSX Alpha U.S., Inc.~~ has also entered into a Software License Agreement with Montreal Exchange, Inc., whereby that Affiliate provides the AlphaX US trading technology software detailed in Part III, Item 11. Pursuant to each of these agreements, the Affiliates support the services and functionalities of AlphaX US. In addition to the foregoing, TMX Alpha US, LLC~~TSX Alpha U.S., Inc.~~ has entered into agreements with the following

technology vendors who each support the services and functionalities of AlphaX US:

TMX Alpha US, LLC~~TSX Alpha U.S., Inc.~~ has entered into an agreement with Instinet, LLC ("Instinet") to provide the clearance and settlement services described in Part III, Item 22.

As described in Part III, Item 7.a, the data center used by AlphaX US is provided by Equinix, Inc. ("Equinix"). Specifically, Equinix operates the NY5 Data Center ("NY5") in Secaucus, N.J., where the AlphaX US matching engine is located. Participant broker-dealers connect to AlphaX US via the cross-connects managed by Equinix.

AlphaX US leases servers from Amazon Web Services, Inc. (AWS), which host the matching engine. Please refer to Part III, Item 11 for additional details regarding the matching engine.

TMX Alpha US, LLC~~TSX Alpha U.S., Inc.~~ has entered into an agreement with S3 Matching Technologies LP ("S3") to provide the Consolidated Audit Trail ("CAT") reporting and surveillance services described in Part II, Item 7.d.

As further described in Part III, Item 21, TMX Alpha US, LLC~~TSX Alpha U.S., Inc.~~ has engaged Nasdaq, Inc. ("NASDAQ") as its trade reporting facility ("TRF").

TMX Alpha US, LLC~~TSX Alpha U.S., Inc.~~ has entered into an agreement with Exchange Data International Limited ("EDI") to provide US equity security reference data files, as described in Part III, Item 23.a.

TMX Alpha US, LLC ~~TSX Alpha U.S., Inc.~~ performs risk-based reviews of its third-party vendor relationships at the time of engagement, and periodically thereafter. The initial reviews include consideration of the service levels to be performed, potential strategic risk, and the security and confidentiality controls of the vendors. During periodic reviews, Registered Principals of TMX Alpha US, LLC~~TSX Alpha U.S., Inc.~~ review the security and confidentiality controls of TMX Alpha US, LLC~~TSX Alpha U.S., Inc.~~'s critical vendors.

Item 7: Protection of Confidential Trading Information	
a. Describe the written safeguards and written procedures to protect the confidential trading information of Subscribers to the NMS Stock ATS, including:	Only FINRA registered broker-dealers are Participants to AlphaX US. The Confidential Trading Information of all Participants is maintained in electronic form and protected by password entry. Confidential Trading information

i. written standards controlling employees of the ATS that trade for employees' accounts; and ii. written oversight procedures to ensure that the safeguards and procedures described above are implemented and followed.	"Confidential Trading Information" means (1) any real-time information regarding a Participant's orders, executions, and/or routing preferences; and (2) a Participant's post-trade order and execution metrics or statistics, and/or routing preferences. Confidential Trading Information may be available in real-time (via the AlphaX US system directly) or post-trade (via other systems/tools or stored data) or both. Pursuant to Affiliate Intercompany Services Agreements, Shared Employees are authorized to access real-time and post-trade Confidential Trading Information when it is necessary to support AlphaX US, including in the following instances: 1) Market operations; 2) Platform metrics and analytics; 3) Business and technological development and support; 4) System testing; and 5) Regulatory reviews, testing, investigations, surveillances, and reporting. TMX Alpha US, LLC~~TSX Alpha U.S., Inc.~~ strictly limits access to live AlphaX US production networks, databases, servers, applications, and data to those employees and Shared Employees who must have such access to perform their jobs, and further limits access only to the items necessary for their function. Secured access is maintained both physically and non-physically, as described below. Physical Access Restrictions to Confidential Trading Information Shared Employees responsible for the daily operation of AlphaX US, and who have access to the AlphaX US order book, are largely in separate physical locations from TMX Alpha US, LLC~~TSX Alpha U.S., Inc.~~ employees. There are also physical information barriers in place to separate AlphaX US from Affiliate systems. Servers and related infrastructure are located at Equinix NY5, and physical access to NY5 is limited to key personnel. Access to the building is granted to individuals with valid government issued photo identification. NY5 is subject to high security standards, including video surveillance and 24x7 security. In addition, access to the cages where the servers and related infrastructure operated by TMX Alpha US, LLC~~TSX Alpha U.S., Inc.~~ are located can only be accessed by keycard and palm print authorization. Physical access to the TMX Alpha US, LLC~~TSX Alpha U.S., Inc.~~ offices is also restricted by keycard access.

	Non-Physical Access Restrictions to Confidential Trading Information
	Non-physical access to servers / desktops / laptops requires multi-factor authentication including passwords and authentication applications. All passwords must be actively maintained, and must follow password complexity and password aging rules. Failure to maintain an active password results in an inability to access the servers and related infrastructure via non-physical access. In addition to the use of multi-factor authentication, the servers and files accessible by Shared Employees are further restricted by each Shared Employee's credentials, and access is granted only to information needed to perform their specific services pursuant to the applicable Affiliate agreement. TMX Alpha US, LLC~~TSX Alpha U.S., Inc.~~ utilizes electronic file storage systems for business records, documents, and Confidential Trading Information. Based upon the use case, the storage system may be cloud based, local, or a hybrid. Access to the files is limited to employees and Shared Employees who are authorized to view the Confidential Trading Information, and only to the extent that such access is necessary to the provision of services. TMX Alpha US, LLC~~TSX Alpha U.S., Inc.~~ provides post-trade Confidential Trading Information to certain third-party vendors to aid it in the operation of its business, including in respect of clearing and settlement, trade surveillance, and trade reporting. All third-party vendors with access to Confidential Trading Information are subject to a risk due diligence process. Please refer to Part II, Item 7.a for additional information on third-party vendors. Personal Trading Accounts Employees are required to provide notification of outside brokerage accounts within 30 days of employment. Employees are also required to provide their account statements and trade notifications periodically. TMX Alpha US, LLC~~TSX Alpha U.S., Inc~~.'s Written Supervisory Procedures ("WSPs") set out policies and procedures regarding the required approvals related to employee trading accounts, as well as the prohibition from trading with material non-public information. The CCO conducts periodic reviews of employee accounts to ensure compliance with the WSPs regarding personal securities transactions. Annual certifications are also required as a reminder of, and to reinforce, these WSPs. Periodic Training

	All employees of ~~TSX Alpha U.S., Inc.~~ TMX Alpha US, LLC and all Shared Employees must complete training, on an annual basis, related to cybersecurity awareness, conflicts of interest, and confidentiality. In addition, TMX Group Limited, the ultimate parent company of ~~TSX Alpha U.S., Inc.~~ TMX Alpha US, LLC, also operates a continuous, organization-wide security awareness program that includes regular testing related to phishing and social engineering. Periodic Review of Access Only those persons who are so authorized may have access to records that contain sensitive data, or could compromise the confidentiality of a Participant. Any individual added or removed from access to Confidential Trading Information must be approved by a Registered Principal of ~~TSX Alpha U.S., Inc~~ TMX Alpha US, LLC. A review of individuals with access will then be performed by a Registered Principal at least every six months and adjusted as necessary. Passwords are required to be changed periodically, and are disabled for terminated individuals and those no longer requiring access to AlphaX US. Computer systems for ~~TSX Alpha U.S., Inc.~~ TMX Alpha US, LLC are protected by endpoint detection and response and anti-virus software, and laptop hard drives and USB drives are encrypted. Third-Party Vendor Agreements As noted in Part II, Item 6.a, ~~TSX Alpha U.S., Inc.~~ TMX Alpha US, LLC has Intercompany Services Agreements in place with TSX US Inc., TSX Inc., and VettaFi LLC, and a Software License Agreement with Montreal Exchange, Inc. As noted in Part II, Item 6.a., ~~TSX Alpha U.S., Inc.~~ TMX Alpha US, LLC also has agreements in place with third-party vendors offering services to AlphaX US. All of these agreements include confidentiality provisions that protect Confidential Trading Information from potential misuse by Shared Employees and third-party vendors. Furthermore, Confidential Trading Information is not accessible by other systems except for the legitimate business purposes related to AlphaX US. Shared Employees and third-party vendors may only access AlphaX US and Confidential Trading Information when strictly necessary to fulfill the terms of their applicable Affiliate and vendor agreements.
b. Can a Subscriber consent to the disclosure of its confidential trading information to any Person	●Yes ☐No

(not including those employees of the NMS Stock ATS who are operating the system or responsible for its compliance with applicable rules)?	
If yes, explain how and under what conditions.	Some Participants may have broker-dealer clients (a/k/a end clients) route through them to access AlphaX US. A Participant's end client may request to discuss such end client's trading interest within AlphaX US directly with the AlphaX US team. In these circumstances, the Participant must inform a Registered Representative of TMX Alpha US, LLC ~~TSX Alpha U.S., Inc.~~ in writing that (s)he can discuss with the end client the Participant's trading on AlphaX US related to that end user's order flow from the Participant. AlphaX US will disclose Confidential Trading Information to such end client of the Participant in this context only, and only with respect to the end client's specific order flow.
c. If yes to Item 7(b), can a Subscriber withdraw consent to the disclosure of its confidential trading information to any Person (not including those employees of the NMS Stock ATS who are operating the system or responsible for its compliance with applicable rules)?	●Yes ☐No
If yes, explain how and under what conditions.	If a Participant has consented to the sharing of Confidential Trading Information with an end client as described in Part II, Item 7.b, it can withdraw that consent at any time by submitting a request in writing to a Registered Representative of TMX Alpha US, LLC ~~TSX Alpha U.S., Inc~~.
d. Provide a summary of the roles and responsibilities of any Persons that have access to confidential trading information, the confidential trading information that is accessible by them, and the basis for the access.	The TMX Alpha US, LLC ~~TSX Alpha U.S., Inc.~~'s Management Team, comprised of the President, CCO, and CFO, have oversight responsibilities that require access to both real-time and post-trade Confidential Trading Information. TMX Alpha US, LLC ~~TSX Alpha U.S., Inc.~~'s President and Sales, Product, and Operations Departments require access to both real-time and post-trade Confidential Trading Information for trade support, customization, Participant education, and market oversight. These employees are the first point of contact for intraday Participant and trade support. Their access to both real-time and post-trade Confidential Trading Information is essential to providing Participants with fast and efficient support while resolving any issues. The operation of

	AlphaX US is monitored in real-time by the Market Operations Team to ensure the functioning of the trading system is in line with the AlphaX US operating procedures and securities trading rules and regulations. Authorized Market Operations personnel monitor trading system status, latencies, data outputs, potential quote issues, as well as system load and capacity metrics. As described in Part II, Item 6.a above, TMX Alpha US, LLCTSX Alpha U.S., Inc.'s Affiliates provide the services of Shared Employees pursuant to applicable Intercompany Services Agreements. The Shared Employees who have access to certain Confidential Trading Information necessary to perform their services under applicable Affiliate agreements include individuals involved in the following roles and responsibilities: 1. Legal (who provide legal advice, and may need and have access to all forms of Confidential Trading Information in order to perform their legal advisory duties), provided by TSX Inc.; 2. Finance, Accounting, and Internal Audit (who provide support for invoicing, accounts payable, financial reconciliation, and audits, and may need post-trade Confidential Trading Information), provided by Vettafi, LLC and TSX Inc.; 3. Information Technology (who provide technical, testing, and development support, and may need and have access to all forms of Confidential Trading Information in order to perform their duties), provided by Montreal Exchange, Inc.; 4. Enterprise Risk Management (who provide and develop methods and processes to manage risk, and may need and have access to all forms of Confidential Trading Information in order to perform their duties), provided by TSX Inc.; and 5. Market Operations and Business Intelligence (who provide AlphaX US support and platform analytics, and may need and have access to all forms of Confidential Trading Information in order to perform their duties), provided by TSX Inc. 6. Compliance (who is responsible for the broker-dealer operator's compliance program, and has access to all forms of Confidential Trading Information for purposes of Participant onboarding and trade surveillance, as well as when assisting with regulatory inquiries and examinations), provided by TSX Inc. Each of the Shared Employees are subject to, and bound by, internal policies regarding confidentiality as well as the confidentiality provisions in the applicable Intercompany Services Agreements.

	TMX Alpha US, LLC~~TSX Alpha U.S., Inc.~~ has contracted the following third-party vendors who have access to Confidential Trading Information: 1. Instinet provides clearance and settlement services, and needs and has access to Confidential Trading Information related to real-time order executions, in order to perform clearing and settlement services; 2. S3 provides CAT reporting and surveillance services, and has access to all forms of Confidential Trading Information, for the purposes of CAT reporting and trade surveillance services; and 3. NASDAQ who will act as AlphaX US's TRF, will have access to all forms of Confidential Trading Information in order to perform its duties). Each of the above third-party vendors is bound by the confidentiality provisions in its applicable agreement with TMX Alpha US, LLC~~TSX Alpha U.S., Inc~~.

ATS-N/UA: Part III: Manner of Operations

Item 2: Eligibility for ATS Services

b. Are there any other conditions that the NMS Stock ATS requires a Person to satisfy before accessing the ATS services?	●Yes ☐No
If yes, list and provide a summary of the conditions.	AlphaX US allows as Participants those applicants who satisfy certain eligibility requirements. Specifically, Participants must meet the following requirements: 1. Be registered with the U.S. Securities and Exchange Commission (the "SEC") as a broker or dealer, and a member of at least one self-regulatory organization ("SRO"). 2. Pass a disciplinary/regulatory review, which includes reviewing public information to determine if the potential Participant has a disciplinary history that would preclude trading on AlphaX US. 3. Pass Office of Foreign Asset Control (OFAC) checks. 4. Pass technology certification with the TMX Alpha US, LLC~~TSX Alpha U.S., Inc.~~ team, to ensure connectivity and messaging work effectively. 5. Establish the necessary Qualified Service Representative ("QSR") service relationship with TMX Alpha US, LLC~~TSX Alpha U.S., Inc.~~'s chosen clearing provider, Instinet. 6. Execute the Participant Agreement. After completing the process for reviewing Participant eligibility, AlphaX US will approve, deny, or approve with restrictions

	applications for participation. All Participants will be treated equally as it relates to this process, and will be approved to access AlphaX US if they meet all of the requirements enumerated above. Each approval, denial, or approval with restrictions must be authorized by TMX Alpha US, LLCTSX Alpha U.S., Inc.'s President. A Registered Representative of TMX Alpha US, LLC TSX Alpha U.S., Inc. will then promptly notify the Participant of the decision.
Item 5: Means of Entry	
a. Does the NMS Stock ATS permit orders and trading interest to be entered directly into the ATS (e.g., via Financial Information eXchange ("FIX") protocol, Binary)?	●Yes ☐No
If yes, explain the protocol that can be used to directly enter orders and trading interest into the ATS.	TMX Alpha US, LLCTSX Alpha U.S., Inc. permits orders and trading interest to be entered directly into AlphaX US. All such orders and trading interest must be sent via FIX 4.2 or BIN protocol. FIX access is available to all Participants through an internet protocol address via communications that are compliant with the FIX API provided by AlphaX US.

There is no default connection set by AlphaX US. Rather, Participants must choose whether they wish to connect via FIX 4.2 or BIN protocol. AlphaX US does not accept orders via any other forms of communication (e.g., telephone, email, instant message). |
| **Item 6: Connectivity and Co-location** | |
| a. Does the NMS Stock ATS offer co-location and related services (e.g., cabinets and equipment, cross-connects)? | ●Yes ☐No |
| If yes, provide a summary of the terms and conditions for co-location and related services, including the speed and connection (e.g., fiber, copper) options offered. | AlphaX US does not provide co-location. However, AlphaX US's matching engine is located in Equinix's NY5 Data Center, in Secaucus, N.J., and Participants must have cross-connections ("cross-connects") from their own servers in NY5 or NY4 to establish a direct link to the AlphaX US servers, or connect through other providers with servers at NY5. Cross-connects are provided via 10 gigabit single-mode optical fiber (SMF), through agreements directly between Participants and Equinix. Equinix charges fees for these connections directly to the Participants. AlphaX US is not involved in the physical installation of such cross-connects, nor does it charge related fees.

In addition to the establishment of cross-connects, only applicants approved as Participants by TMX Alpha US, LLCTSX Alpha U.S., Inc. can access AlphaX US. Please see |

	Part III, Item 2 for details on the onboarding process for Participants.
Item 19: Fees	
a. Identify and describe any fees or charges for use of the NMS Stock ATS services, including the type of fees (e.g., subscription, connectivity), the structure of the fees (e.g., fixed, volume-based, transaction-based), variables that impact the fees (e.g., types of securities traded, block orders, form of connectivity to the ATS), differentiation among types of Subscribers (e.g., broker-dealers, institutional investors, retail) and range of fees (e.g., high and low).	AlphaX US charges transaction fees between $0.00 to $0.01 per share traded. Transaction fees charged to Participants are negotiated during the onboarding process, and may be impacted by each Participant's expected trading volume on AlphaX US. Rates can be renegotiated as warranted, based on changes or expected changes in Participant trading volume. Since the ATS functions as an execution venue, CAT LLC will assess CAT Fees to the ATS for each transaction in Eligible Securities executed on the ATS. These fees apply to transactions reported by the ATS to the TRF as a cross during the prior month. AlphaX US will be identified as the CAT Executing Broker for both the buyer and seller in each cross executed on the ATS. TMX Alpha US, LLC~~TSX Alpha U.S., Inc.~~ will be solely responsible for paying these transaction fees, and will not pass them through to Participants, in whole or in part. Capitalized terms in this paragraph are defined in the CAT NMS Plan.
b. Identify and describe any fees or charges for use of the NMS Stock ATS services that are bundled with the Subscriber's use of non-ATS services or products offered by the Broker-Dealer Operator or its Affiliates, including a summary of the bundled services and products, the structure of the fee, variables that impact the fee, differentiation among types of Subscribers, and range of fees.	There are no fees or charges for use of AlphaX US's services that are bundled with any Participant's use of non-ATS services or products offered by TMX Alpha US, LLC~~TSX Alpha U.S., Inc~~.
c. Identify and describe any rebate or discount of fees or charges required to be identified in Items 19(a) and 19(b), including the type of rebate or discount, structure of the rebate or discount, variables that impact the rebate or discount, differentiation among types of Subscribers, and range of rebate or discount.	TMX Alpha US, LLC~~TSX Alpha U.S., Inc.~~ uses Participant activity, or expected activity, to negotiate transaction fees. As activity grows, AlphaX US may renegotiate fee agreements with Participants (i.e., increase or decrease fees). TMX Alpha US, LLC~~TSX Alpha U.S., Inc.~~ does not offer rebates.

Item 22: Clearance and Settlement	
a. Describe any procedures and material arrangements undertaken to facilitate the clearance and settlement of transactions on the NMS Stock ATS (e.g., whether the ATS becomes a counterparty, whether it submits trades to a registered clearing agency, or whether it requires Subscribers to have arrangements with a clearing firm).	TMX Alpha US, LLC~~TSX Alpha U.S., Inc.~~ has a vendor agreement with Instinet to act on behalf of AlphaX US to clear and settle all transactions executed on AlphaX US. Instinet submits all executions on behalf of AlphaX US to the National Securities Clearing Corporation ("NSCC") for clearing and to the Depository Trust Company ("DTC") for settling. All Participants must thus have clearing brokers that are NSCC/DTC members, or be members themselves for self-clearing, and must also have a QSR relationship established with Instinet. AlphaX US is a counterparty to all trades executed.

Primary Business Name: ~~TSX ALPHA U.S., INC.~~ **TMX ALPHA US, LLC**   **BD Number: 329008**

BD - AMENDMENT

~~03/12/2025~~ **12/03/2025**

BD - INDIRECT OWNERS

Ownership Codes:	C - 25% but less than 50%	E - 75% or more
	D - 50% but less than 75%	F - Other General Partners

Full Legal Name	DE/FE/I	Entity in Which Interest is Owned	Status	Date Acquired	Own. Code	Control Person	PR	CRD # (or SSN, IRS Tax #, Emp. ID)
TMX GROUP LIMITED	FE	TMX U.S. HOLDINGS INC.	SHAREHOLDER	08/2023	E	N	N	FOREIGN